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Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

        We consent to use of our report dated February 23, 2010 relating to the consolidated financial statements of IESI-BFC Ltd. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to our consideration of internal control over financial reporting and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences relating to changes in accounting principles) incorporated by reference in this Annual Report on Form 40-F of IESI-BFC Ltd. for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 31, 2010

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  Exhibit 99.8